POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Brandon Mintz as the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of securities of Bitcoin Depot Inc., a Delaware corporation (the "**Company**"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules thereunder;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of securities of the Company, Schedules 13D and 13G in accordance with Section 13(d) of the Exchange Act and the rules thereunder; and

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5, Schedules 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the undersigned relieving such attorney-in-fact of, any of the undersigned's responsibilities to comply with Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's beneficial ownership of securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 4th, 2025.

BD INVESTMENT HOLDINGS LLC

DocuSigned by:
By: _____ Brandon Mintz _____
2555E9B7B3DF473...
Name: Brandon Mintz
Title: Managing Member

BD INVESTMENT HOLDINGS II LLC

DocuSigned by:
By: _____ Brandon Mintz _____
2555E9B7B3DF473...
Name: Brandon Mintz
Title: Managing Member